As filed with the Securities and Exchange Commission on July 28 , 2021
File Nos. 333-252135

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
FORM N-14

REGISTRATION STATEMENT UNDER SECURITIES ACT OF 1933	☐
Pre-Effective Amendment No. __	☐
Post-Effective Amendment No. 1	☒

Starboard Investment Trust
(Exact Name of Registrant as Specified in Charter)
116 South Franklin Street, P. O. Box 69, Rocky Mount, NC  27802
(Address of Principal Executive Offices)
252-972-9922
(Registrant’s Telephone Number, including Area Code)

Paracorp Inc.
2140 South Dupont Hwy., Camden, DE  19934
(Name and Address of Agent for Service)

With Copies to:

Terrence Davis, Esq. Greenberg Traurig, LLP 3333 Piedmont RD., NE Suite 2500 Atlanta, GA 30305	Tanya Boyle, Esq. Greenberg Traurig, LLP 2200 Ross Avenue, Suite 5200 Dallas, TX 75201	Tracie Coop, Esq. The Nottingham Company 116 S. Franklin Street Rocky Mount, NC 27802

Approximate Date of Proposed Public Offering: As soon as practicable after this Registration Statement becomes effective under the Securities Act of 1933, as amended.

Title of Securities Being Registered: Shares of beneficial interest, no par value per share, in the following series of the Registrant:
•	Adaptive Growth Opportunities ETF, a series of Starboard Investment Trust

No filing fee is required because of reliance on Section 24(f) of the Investment Company Act of 1940, as amended.

Explanatory Note

This Post-Effective Amendment No. 1 to the Starboard Investment Trust (the “Trust”) Registration Statement on Form N-14 hereby incorporates Part A and Part B to the Registration Statements on Form N-14 filed on March 24, 2021.  This Post-Effective Amendment No. 1 is being filed for the purpose of adding the final tax opinion as an exhibit to Part C of the Registration Statement.

PART C
OTHER INFORMATION
ITEM 15. INDEMNIFICATION.
Under Delaware law, Section 3817 of the Treatment of Delaware Statutory Trusts empowers Delaware business trusts to indemnify and hold harmless any trustee or beneficial owner or other person from and against any and all claims and demands whatsoever, subject to such standards and restrictions as may be set forth in the governing instrument of the business trust.  The Registrant’s Trust Instrument contains the following provisions:
Article VII.  Section 2.  Indemnification and Limitation of Liability.  The Trustees shall not be responsible or liable in any event for any neglect or wrong-doing of any officer, agent, employee, Advisor or Principal Underwriter of the Trust, nor shall any Trustee be responsible for the act or omission of any other Trustee, and, as provided in Section 3 of this Article VII, the Trust out of its assets shall indemnify and hold harmless each and every Trustee and officer of the Trust from and against any and all claims, demands, costs, losses, expenses, and damages whatsoever arising out of or related to such Trustee’s performance of his or her duties as a Trustee or officer of the Trust; provided that nothing herein contained shall indemnify, hold harmless or protect any Trustee or officer from or against any liability to the Trust or any Shareholder to which he or she would otherwise be subject by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his or her office.
Every note, bond, contract, instrument, certificate or undertaking and every other act or thing whatsoever issued, executed or done by or on behalf of the Trust or the Trustees or any of them in connection with the Trust shall be conclusively deemed to have been issued, executed or done only in or with respect to their or his or her capacity as Trustees or Trustee, and such Trustees or Trustee shall not be personally liable thereon.
Article VII.  Section 3.  Indemnification.
(a) Subject to the exceptions and limitations contained in Subsection (b) below:
(i) every person who is, or has been, a Trustee or an officer, employee or agent of the Trust (including any individual who serves at its request as director, officer, partner, trustee or the like of another organization in which it has any interest as a shareholder, creditor or otherwise) (“Covered Person”) shall be indemnified by the Trust or the appropriate Series to the fullest extent permitted by law against liability and against all expenses reasonably incurred or paid by him in connection with any claim, action, suit or proceeding in which he becomes involved as a party or otherwise by virtue of his being or having been a Covered Person and against amounts paid or incurred by him in the settlement thereof; and
(ii) as used herein, the words “claim,” “action,” “suit,” or “proceeding” shall apply to all claims, actions, suits or proceedings (civil, criminal or other, including appeals), actual or threatened, and the words “liability” and “expenses” shall include, without limitation, attorneys, fees, costs, judgments, amounts paid in settlement, fines, penalties and other liabilities.
(b) No indemnification shall be provided hereunder to a Covered Person:
(i) who shall have been adjudicated by a court or body before which the proceeding was brought (A) to be liable to the Trust or its Shareholders by reason of willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office, or (B) not to have acted in good faith in the reasonable belief that his action was in the best interest of the Trust; or
(ii) in the event the matter is not adjudicated by a court or other appropriate body, unless there has been a determination that such Covered Person did not engage in willful misfeasance, bad faith, gross negligence or reckless disregard of the duties involved in the conduct of his office:  by at least a majority of those Trustees who are neither Interested Persons of the Trust nor are parties to the matter based upon a review of readily available facts (as opposed to a full trial-type inquiry); or by written opinion of independent legal counsel based upon a review of readily available facts (as opposed to a full trial-type inquiry).
(c) The rights of indemnification herein provided may be insured against by policies maintained by the Trust, shall be severable, shall not be exclusive of or affect any other rights to which any Covered Person may now or hereafter be entitled, and shall inure to the benefit of the heirs, executors and administrators of a Covered Person.

(d) To the maximum extent permitted by applicable law, expenses incurred in defending any proceeding may be advanced by the Trust before the disposition of the proceeding upon receipt of an undertaking by or on behalf of such Covered Person that such amount will be paid over by him to the Trust or applicable Series if it is ultimately determined that he is not entitled to indemnification under this Section; provided, however, that either a majority of the Trustees who are neither Interested Persons of the Trust nor parties to the matter, or independent legal counsel in a written opinion, shall have determined, based upon a review of readily available facts (as opposed to a full trial-type inquiry) that there is reason to believe that such Covered Person will not be disqualified from indemnification under this Section.
(e) Any repeal or modification of this Article VII by the Shareholders, or adoption or modification of any other provision of the Declaration or By-laws inconsistent with this Article, shall be prospective only, to the extent that such repeal, or modification would, if applied retrospectively, adversely affect any limitation on the liability of any Covered Person or indemnification available to any Covered Person with respect to any act or omission which occurred prior to such repeal, modification or adoption.
In addition, the Registrant has entered into the following agreements:  Investment Advisory Agreements, Investment Sub-Advisory Agreements, and Distribution Agreements.  These agreements provide indemnification for those entities and their respective affiliates.  Certain personnel of the Advisors, Distributor or Administrator may serve as trustees and/or officers of the Trust.
Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended (“Securities Act”), may be permitted to trustees, officers and controlling persons of the Registrant by the Registrant pursuant to the Trust Instrument or otherwise, the Registrant is aware that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and, therefore, is unenforceable.  In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by trustees, officers or controlling persons of the Registrant in connection with the successful defense of any act, suit or proceeding) is asserted by such trustees, officers or controlling persons in connection with the shares being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issues.
ITEM 16. EXHIBITS.
(1)	Declaration of Trust dated May 12, 2009 (“Trust Instrument”), is incorporated herein by reference to Registrant’s registration statement on Form N-1A (“Registration Statement”) filed on May 26, 2009.
(2)	By-Laws are incorporated herein by reference to the Registration Statement filed on May 26, 2009.
(3)	Voting Trust Agreements. None.
(4)	Form of Agreement and Plan of Reorganization of Registrant (incorporated herein as Exhibit A).
(5)
Articles III, V, and VI of the Trust Instrument define the rights of holders of the securities being registered and are incorporated herein by reference to the Registration Statement filed on May 26, 2009.

(6)
(a) Investment Advisory Agreement dated December 17, 2020 between the Registrant and Cavalier Investments, LLC dba Adaptive Investments, as investment advisor for the Adaptive Growth Opportunities ETF is incorporated herein by reference to Post-Effective Amendment No. 373 to the Registration Statement filed on January 12, 2021.
(b) Sub-Advisory Agreement dated December 17, 2020 between Cavalier Investments, LLC dba Adaptive Investments and Bluestone Capital Management, LLC, as sub-advisor for the Adaptive Growth Opportunities ETF, is incorporated herein by reference to Post-Effective Amendment No. 373 to the Registration Statement filed on January 12, 2021.

(7)
(a) Distribution Agreement dated July 6, 2009 between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Trust, is incorporated herein by reference to Post-Effective Amendment No. 219 to the Registration Statement filed on September 28, 2015.

i. Amended and Restated Appendix A dated September 24, 2020 to the Distribution Agreement between the Registrant and Capital Investment Group, Inc., as distributor for each series of the Trust, is incorporated herein by reference to Post-Effective Amendment No. 373 filed on January 12, 2021.

(8)	Bonus or Profit Sharing Contracts. None.
(9)	Form of Custody Agreement between the Registrant and Clear Street, LLC is incorporated herein by reference to Post-Effective Amendment No. 371 to the Registration Statement filed on December 29, 2020.
(10)	12b-1 Plan and 18f-3 Plan – None.
(11)
(a)           Opinion and Consent of Counsel is incorporated herein by reference to the Registration Statement on Form N-14 (File No. 333- 252135) filed on January 15, 2021.
(b)           Consent of Counsel is filed herewith.

(12)	Opinion and Consent of Counsel as to tax matters and consequences to shareholders is filed herewith.
(13)
(a) Fund Accounting and Administration Agreement dated April 15, 2016 between the Registrant and The Nottingham Company, as administrator for the Starboard Investment Trust (“Fund Accounting and Administration Agreement”), is incorporated herein by reference to Post-Effective Amendment No. 230 to the Registration Statement filed on June 28, 2016.
i. Amended and Restated Appendix A dated September 24, 2020 to the Fund Accounting and Administration Agreement is incorporated herein by reference to Post-Effective Amendment No. 373 to the Registration Statement filed on January 12, 2021.
(b) Dividend Disbursing and Transfer Agent Agreement dated December 8, 2014 between the Registrant and Nottingham Shareholder Services, LLC, as transfer agent for the Registrant, is incorporated herein by reference to Post-Effective Amendment No. 190 to the Registration Statement filed on December 11, 2014.
i. Amended and Restated Schedule 1 dated September 24, 2020 to the Dividend Disbursing and Transfer Agent Agreement is incorporated herein by reference to Post-Effective Amendment No. 373 filed on January 12, 2021.
(c) Expense Limitation Agreement dated July 27, 2020 between the Registrant and Cavalier Investments, LLC dba Adaptive Investments, as investment advisor for the Adaptive Growth Opportunities Fund, is incorporated herein by reference to Post-Effective Amendment No. 365 filed on September 28, 2020.
(d)          Expense Limitation Agreement, dated December 17, 2020, 2020, between the Registrant and Cavalier Investments, LLC dba Adaptive Investments, as investment advisor for the Adaptive Growth Opportunities ETF is incorporated herein by reference to Post-Effective Amendment No. 373 filed on January 12, 2021.

(14)	Consent of BBD, LLC is incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333- 252135) filed on March 12, 2021.
(15)	Omitted Financial Statements. None.
(16)	Powers of Attorney are incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333- 252135) filed on March 12, 2021.

(17)
(a) Prospectus and Statement of Additional Information for the Existing Fund, dated October 1, 2020 are incorporated by reference.
(b) Prospectus and Statement of Additional Information for the New Fund, dated December 29, 2020 are incorporated by reference.
(c) Annual Report to Shareholders for the fiscal year ended May 31, 2020, for the Existing Fund is incorporated by reference.

ITEM 17. UNDERTAKINGS.
(1) The undersigned Registrant agrees that prior to any public reoffering of the securities registered through the use of a prospectus which is a part of this registration statement by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c) of the Securities Act of 1933, as amended, the reoffering prospectus will contain the information called for by the applicable registration form for reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.
(ii) The undersigned Registrant agrees that every prospectus that is filed under paragraph (1) above will be filed as a part of an amendment to this registration statement and will not be used until the amendment is effective, and that, in determining any liability under the 1933 Act, each post-effective amendment shall be deemed to be a new registration statement for the securities offered therein, and the offering of the securities at that time shall be deemed to be the initial bona fide offering of them.
(iii) The undersigned Registrant agrees to file a final version of Exhibit (12) – Opinion and Consent of Counsel as to tax matters and consequences to shareholders will be filed in a POSX within a reasonable period of time following the closing date.

SIGNATURES
Pursuant to the requirements of the Securities Act of 1933, as amended (“Securities Act”),  the Registrant has duly caused this N-14 to be signed on its behalf by the undersigned, thereto duly authorized, in the City of Rocky Mount, State of North Carolina on this 28th  day of July 2021.
STARBOARD INVESTMENT TRUST
By:	/s/ Katherine M. Honey*
Katherine M. Honey
President and Principal Executive Officer

Pursuant to the requirements of the Securities Act, this Registration Statement has been signed below by the following person in the capacities and on the date indicated.
Signature	Title	Date
/s/James H. Speed, Jr.* James H. Speed, Jr	Trustee and Chairman	July 28 , 2021
/s/J. Buckley Strandberg* J. Buckley Strandberg	Trustee	July 28 , 2021
/s/Michael G. Mosley* Michael G. Mosley	Trustee	July 28 , 2021
/s/Theo H. Pitt, Jr.* Theo H. Pitt, Jr.	Trustee	July 28 , 2021
/s/Katherine M. Honey* Katherine M. Honey	President and Principal Executive Officer	July 28 , 2021
/s/Ashley H. Lanham* Ashley H. Lanham	Treasurer, Principal Financial Officer, and Principal Accounting Officer	July 28 , 2021
/s/ Tracie A. Coop *By: Tracie A. Coop

Attorney-in-Fact pursuant to Powers of Attorney incorporated herein by reference to Pre-Effective Amendment No. 2 to the Registration Statement on Form N-14 (File No. 333- 252135) filed on March 12, 2021.